

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

> **Re: Medirom Healthcare Technologies Inc.**
> **Registration Statement on Form F-1**
> **Filed November 20, 2020**
> **File No. 333-250762**

Dear Mr. Eguchi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed November 20, 2020

Prospectus Summary
Recent Developments, page 1

1. We note that you have provided in your Prospectus Summary preliminary financial results for the three and nine months ended September 30, 2020. Please revise your registration statement to provide context for the preliminary revenue and net loss estimates, including qualitative and quantitative disclosure, by providing estimates for operating costs, expenses or other line items that would balance your disclosure. We also note your statement that "actual results may differ materially from these estimated preliminary results." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary results; accordingly, please remove or revise this statement. Finally, we

note your statement that final financial results for the period ended September 30, 2020 may not be included in the registration statement prior to effectiveness; please confirm your understanding that, if the financial statements for this financial period are or become available prior to the effective date of the registration statement, they must be included in the filing.

Business
Digital Preventative Healthcare Segment
MOTHER Tracker ®, page 70

2.   We note your disclosure that pursuant to your production and development agreement with Matrix Industries, Inc. you will be required to pay royalties to Matrix Industries, Inc. "based on a percentage of the gross profit received" from the sale of your MOTHER Tracker ® fitness devices and that such "royalty percentage decreases following the sales of the first 10,000 units." Please revise your disclosure to include more information about the royalty payments; for example, a narrow range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc. likely would be sufficient.

Exhibits

3.   We note that Section 7.6 of your Form of Deposit Agreement and Section 23 of your Specimen American Depositary Receipt of the Registrant each
contain a waiver of jury trial provision with respect to any suit, action or proceeding against the company and/or the depositary directly or indirectly. Please revise the waiver of jury trial provisions in your exhibits to disclose, as you do in your filing, that the provisions apply to claims made under the U.S. federal securities laws and that any holder or beneficial owner of ADSs will not be deemed to have waived the company's or the depositary's compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder. Also revise your risk factor disclosure on page 35 to clarify whether the provisions apply to purchasers in secondary transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Barbara A. Jones